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                              March 10, 2021

       Thomas Granite
       Chief Financial Officer
       Artemis Strategic Investment Corp
       3310 East Corona Avenue
       Phoenix, Arizona 85040

                                                        Re: Artemis Strategic
Investment Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 3, 2021
                                                            File No. 333-253092

       Dear Mr. Granite:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that you are registering the shares of Class A common stock underlying the warrants included as
part of the units. However, we note also your disclosure on pages 16 and 61 that you are not
registering the Class A common stock issuable upon exercise of the warrants. Please
revise.
       Provisions in our second amended and restated certificate of incorporation, page 67

   2. We note your disclosure that the federal courts shall be the exclusive forum for the resolution of any
complaint asserting a cause of action arising under the Securities Act.
                                                        However, Section 10.1
of your second amended and restated certificate of
                                                        incorporation provides
that the Court of Chancery and the federal district court for the
 Thomas Granite
Artemis Strategic Investment Corp
March 10, 2021
Page 2
         District of Delaware shall have concurrent jurisdiction for any action arising under the
         Securities Act of 1933. Please revise your disclosure so that it is consistent with the scope of provision in Section 10.1 of your second amended and restated certificate of incorporation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameThomas Granite                               Sincerely,
Comapany NameArtemis Strategic Investment Corp
                                                               Division of
Corporation Finance
March 10, 2021 Page 2                                          Office of
Manufacturing
FirstName LastName